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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 26 2007
WASH. DC

SEC FILE NUMBER
8- 46447

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 09/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ASSIST INVESTMENT MANAGEMENT COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11300 TOMAHAWK CREEK PARKWAY, SUITE 240
(No. and Street)

LEAWOOD	KANSAS	66211-2670
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ARTHUR C. PETERSON 913-648-1881
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RONALD MINDA, CPA CHARTERED
(Name – *if individual, state last, first, middle name*)

4200 SOMERSET DRIVE	PRAIRIE VILLAGE	KANSAS	66208
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 08 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ARTHUR C. PETERSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASSIST INVESTMENT MANAGEMENT COMPANY, INC., as of SEPTEMBER 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
JANET STEVENSON
NOTARY PUBLIC
STATE OF KANSAS

Signature

PRESIDENT
Title

Notary Public
Jo Co, KS My appointment expires January 4, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS


RONALD
MINDA
C.P.A. CHARTERED

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
Assist Investment Management Company, Inc.

I have audited the accompanying statement of financial condition of **Assist Investment Management Company, Inc.** as of September 30, 2007, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Assist Investment Management Company, Inc.** as of September 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

4200 Somerset • Prairie Village, KS 66208 • (913) 649-9222 • Fax: (913) 649-4442

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



October 19, 2007

ASSIST INVESTMENT MANAGEMENT COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2007

ASSETS

CURRENT ASSETS:	
Cash	$ 273,254
Cash deposit with clearing organization (Note 2)	10,438
Commissions receivable	433
Prepaid expenses	8,457
TOTAL CURRENT ASSETS	292,582
OTHER ASSETS:	3,673
TOTAL ASSETS	$ 296,255

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:	
Commissions and accounts payable	$ 61,431
Payroll taxes payable	4,095
Income Taxes Payable	892
TOTAL CURRENT LIABILITIES	66,418
STOCKHOLDERS' EQUITY:	
Common stock authorized 100,000 shares of each Class A, B and C, no par value; issued 92,197 shares of Class A at September 30, 2007	364,825
Retained earnings (deficit)	(78,925)
	285,900
Less Common Stock in Treasury	(56,063)
TOTAL STOCKHOLDERS' EQUITY	229,837
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 296,255

The accompanying notes are an integral part of these financial statements.

ASSIST INVESTMENT MANAGEMENT COMPANY, INC.
STATEMENT OF OPERATIONS
FOR YEAR ENDED SEPTEMBER 30, 2007

REVENUE:	
Commission income	$ 1,284,362
Interest and dividends	9,557
Other income	61,558
TOTAL REVENUE	1,355,477
EXPENSES:	
Commission expense	932,790
Salaries	217,784
Payroll taxes	21,740
Employee benefits	14,767
Rent	20,552
Telephone	16,474
Travel and entertainment	4,164
Processing and ticket charges	41,473
Professional fees	4,151
Printing and office	17,827
Licenses and permits	17,489
Insurance	6,229
Utilities	737
TOTAL EXPENSES	1,316,177
NET INCOME BEFORE INCOME TAXES	39,300
Provision for Income Taxes	7,001
NET INCOME	$ 32,229

The accompanying notes are an integral part of these financial statements.

ASSIST INVESTMENT MANAGEMENT COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR YEAR ENDED SEPTEMBER 30, 2007

	Common Stock	Treasury Stock	Retained Earnings (Accumulated Deficit)	Total Stockholders Equity
BALANCE October 1, 2006	$ 364,825	$ (42,999)	$ (111,224)	$ 210,602
Treasury Stock Purchases	---	(13,064)	---	(13,064)
Net Income	---	---	32,299	32,299
BALANCE September 30, 2007	$ 364,825	$ (56,063)	$ (78,925)	$ 229,837

The accompanying notes are an integral part of these financial statements.

ASSIST INVESTMENT MANAGEMENT COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR YEAR ENDED SEPTEMBER 30, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 32,299
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:	
Decrease (increase) in assets -	
(Increase) decrease in commissions receivable	5,261
(Increase) decrease in prepaid expenses and other assets	(6,448)
(Increase) decrease in liabilities -	
Increase (decrease) in commissions and accounts payable	26,009
Increase (decrease) in taxes and other withholdings payable	4,075
NET INCREASE/(DECREASE) IN CASH FLOWS FROM OPERATING ACTIVITIES	61,196
CASH FLOWS FROM FINANCIAL ACTIVITIES:	
Purchase of Treasury Stock	(13,064)
NET INCREASE/(DECREASE) IN CASH FLOWS FROM FINANCIAL ACTIVITIES	(13,064)
NET INCREASE IN CASH	48,132
CASH -- OCTOBER 1, 2006	225,122
CASH -- SEPTEMBER 30, 2007	$ 273,254

The accompanying notes are an integral part of these financial statements.

ASSIST INVESTMENT MANAGEMENT COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED SEPTEMBER 30, 2007

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Business Activity - Assist Investment Management Company, Inc. (AIMC) is a registered broker-dealer having all customer transactions cleared through another broker-dealer on a fully disclosed basis. AIMC is registered with the NASD, SEC, SIPC and several states primarily in the Midwest.

Securities Transactions - Customers' securities transactions and the related commission income and expenses are recorded on a settlement date basis. Had these transactions been recorded on a trade date basis, the effect on the accompanying financial statements would not have been significant.

Registration and Regulator Fees - AIMC charges the cost of registration and regulatory fees to expense in the period to which those fees apply.

Furniture and Equipment - Furniture and equipment are stated at cost, less accumulated depreciation. Provisions for depreciation included in operating expenses are computed on the straight line method over the estimated useful lives of the assets. The cost of maintenance and repairs is charged to income as incurred, whereas major repairs that extend the useful lives of the furniture and equipment are capitalized.

NOTE 2: CASH ON DEPOSIT WITH CLEARING BROKER

Cash balances of $10,438 on deposit with clearing brokers are maintained as collateral for customers' open security transactions.

ASSIST INVESTMENT MANAGEMENT COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
FOR YEAR ENDED SEPTEMBER 30, 2007

NOTE 3: LEASES

The Company conducts operations in Kansas and Nebraska. The Leawood, Kansas lease is from September 1, 2007 to October 31, 2012. The Omaha, Nebraska lease is from May 1, 2007 to April 30, 2008. Rent expense for the year ended September 30, 2007 was $20,552 and the annual minimum future rental payments are as follows:

Year Ended September 30	Amount
2008	36,891
2009	23,112
2010	23,112
2008	23,112
2008	23,112
	$129,339

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2007, AIMC had net capital of $213,957, which was $208,957 in excess of its required minimum dollar net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was .31 to 1. The amount of aggregate indebtedness at September 30, 2007 was $66,418.

NOTE 5: INCOME TAXES

No deferred income tax benefits have been recognized in the year ended September 30, 2007.

ASSIST INVESTMENT MANAGEMENT COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
FOR YEAR ENDED SEPTEMBER 30, 2007

NOTE 6: RELATED PARTY TRANSACTION

Amounts due from or due to related parties at September 30, 2007 were as follows:

	2007
Accrued Wages	$ 24,365
Accounts Payable	295
	$ 24,660

NOTE 7: EMPLOYEE BENEFIT PLANS

The Company has an employee welfare plan providing health insurance for the participants. Premiums paid under the plan were $7,136 for the year ended September 30, 2007. The Company adopted a Simple IRA plan effective January 1, 2000. The Company's contribution for the year ended September 30, 2007 was $7,631.

ASSIST INVESTMENT MANAGEMENT COMPANY, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2007

SCHEDULE I

NET CAPITAL:		
Total stockholders' equity qualified for net capital		$ 229,837
Total capital		
Deductions and/or charges		
Non-allowable assets:		
Prepaid expenses	8,457	
Other assets	3,673	(12,130)
Net capital before haircuts on security positions		217,707
Haircuts on securities		(3,750)
TOTAL NET CAPITAL		$ 213,957
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Commissions and accounts payable		$ 61,431
Taxes payable		4,987
TOTAL AGGREGATE INDEBTEDNESS		$ 66,418
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:		
Minimum net capital required		$ 4,427
Excess net capital at 1,000%		207,315
Ratio: Aggregate indebtedness to net capital		.31 to 1
Minimum dollar net capital required		5,000
Excess net capital		$ 208,957

RECONCILIATION WITH COMPANY'S COMPUTATION:

There is no material difference from the Company's computation included in Part II of Form X-17A-5 as of September 30, 2007.


RONALD
MINDA
C.P.A. CHARTERED

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5

To the Stockholders of
Assist Investment Management Company, Inc.

In planning and performing my audit of the financial statements of Assist Investment Management Company, Inc. for the year ended September 30, 2007, I considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Assist Investment Management Company, Inc. that I considered relevant to the objectives stated in Rule 17a-5(g). I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3 Section (k)(2)(ii). I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the

4200 Somerset • Prairie Village, KS 66208 • (913) 649-9222 • Fax: (913) 649-4442

practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures were adequate at September 30, 2007, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



October 19, 2007

END